Exhibit 99.97

CONSENT

I, Howard Bird, hereby consent to the references to, and the use of information derived from, the technical report dated January 6, 2011 titled “Black Fox Project National Instrument, NI 43-101 Technical Report Prepared for Brigus Gold Corp.” (the “Report”) in the registration statement on Form 40-F of Sandstorm Gold, Ltd. (the “Registration Statement”) being filed with United States Securities and Exchange Commission, which Registration Statement incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2011 which refers to information contained in the Report.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Registration Statement.

Dated:	July 27, 2012

/s/ Howard Bird
Name:	Howard Bird
Title:	Vice President, Exploration